Exhibit 11.1

Consent of Independent Registered Public Accounting Firm

To the Board of Directors

School of Whales Commercial Real Estate Equity Fund, LLC

Miami, Florida

We consent to the inclusion in this Form 1-A POS, Post-Qualification Amendment Pursuant to Regulation A of the Securities Act of 1933 for the Annual Period December 31, 2021, of our report dated April 29, 2022, related to the financial statements of School of Whales Commercial Real Estate Equity Fund, LLC (the Company) which are submitted together with this Form 1-A POS. Our audit was performed in accordance with auditing standards generally accepted in the United States of America, of the financial statements of School of Whales Commercial Real Estate Equity Fund, LLC as of December 31, 2021, and 2020 and for the years then ended.

We also consent to the reference of our Firm under the caption “experts” in such Form 1-K.

Fort Lauderdale, Florida

June 8, 2022